NEWS RELEASE

WEALTH ACQUIRES URANIUM PROPERTIES IN PERU

June 14, 2006

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTCBB: WMLLF, Frankfurt: EJZ), is pleased to announce that it has acquired a 100% interest in 4 uranium prospects from two arm’s length private Peruvian companies.  The prospects consist of an aggregate of six petitorios, totalling 3,800 hectares, all located over the Neogene volcanic Quenamari Formation, within, and adjacent to, the Macusani Uranium Project in south-eastern Peru (a joint venture of Frontier Pacific Mining Corporation and Solex Resources Corp.).  The petitorios are divided into 4 properties: the Radiante I (1,000 ha), the Radiante II (1,000 ha), the Hilton (1,000 ha), and the Voluptuosa I, II and III (800 ha), all of which are located in an area approximately 20 km west of the town of Macusani in the District of Corani, Province of Carabaya, Department of Puno, Peru.

The Quenamari Formation contains numerous uraniferous occurrences that have previously been explored by geochemical and ground-based radiometric methods, trenching and diamond drilling.  Frontier Pacific/Solex recently announced a 2,000 metre drill program within their project area.  One of Wealth’s petitorios, the Voluptuosa I, lies adjacent to the Samillo I concession of Frontier Pacific/Solex that contains the Agaton prospect.

Regionally, uranium mineralization consists mainly of autunite, meta-autunite, gummite and pitchblende, in a gangue of pyrite, galena, sphalerite (+Ag) and, locally, stibnite.  Mineralization takes the form of fracture infill (veinlets), and minor disseminations.

Wealth plans a work program, anticipated to commence in the third quarter of 2006, consisting of evaluating the new acquisitions geologically and radiometrically, with a view to defining targets for advanced ground-based radiometric survey and follow-up.

Wealth is enthusiastic about its drive to consolidate its involvement in the most advanced uranium play currently available in Peru.

The terms of the acquisition of the 100% interest in each of the new properties are as follows:

Radiante 1 Property

In order to acquire a 100% interest, Wealth is required to issue 200,000 shares to the owner, a private Peruvian company (PeruCo), on or before the latest of the following dates:

  ten business days following the acceptance of the Radiante 1 acquisition agreement by the TSX Venture Exchange (TSXV)
  the date that the registration of the Radiante 1 Property in the Peruvian Public Mining registry has been completed

Radiante 2 Property

In order to acquire a 100% interest, Wealth is required to issue 200,000 shares to PeruCo on or before the latest of the following dates:

  ten business days following the acceptance of the Radiante 2 acquisition agreement by the TSXV the date that the registration of the Radiante 2 property in the Peruvian Public Mining registry has been completed

Hilton Property

In order to acquire a 100% interest, Wealth is required to issue 200,000 shares to PeruCo on or before the latest of the following dates:

  ten business days following the acceptance of the Hilton acquisition agreement by the TSXV the date that the registration of the Hilton property in the Peruvian Public Mining registry has been completed

Voluptuosa Agreement

In order to acquire a 100% interest, Wealth is required to pay the owner, a private Peruvian company, the sum of US$167,000 on or before the date that the registration of the Voluptuosa property in the Peruvian Public Mining registry has been completed.

The Radiante 1, Radiante 2 and Hilton acquisitions are subject to acceptance for filing by the TSXV.

Leslie Oldham, EurGeol, Title No. 645, is Wealth’s consulting geologist and a qualified person, as defined by National Instrument 43-101, for the Peruvian Uranium Project, and has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Wealth Minerals Ltd. is a mineral exploration company with 16.0 million shares issued and outstanding, approximately CAD 2.0 million in the treasury and listings on the TSXV and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Jerry Pogue”

Jerry Pogue, Director

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.